EXHIBIT 13.2

Condensed consolidated statement of income

	three months ended March 31
(unaudited - millions of Canadian $ except per share amounts)	2014	2013

Revenues
Natural gas pipelines	1,215	1,157
Liquids pipelines	359	271
Energy	1,310	824
	2,884	2,252
Income from Equity Investments	135	93
Operating and Other Expenses
Plant operating costs and other	805	641
Commodity purchases resold	706	376
Property taxes	123	109
Depreciation and amortization	393	367
	2,027	1,493
Financial Charges/(Income)
Interest expense	274	258
Interest income and other	8	(13)
	282	245
Income before Income Taxes	710	607
Income Tax Expense
Current	59	79
Deferred	162	36
	221	115
Net Income	489	492
Net income attributable to non-controlling interests	54	31
Net Income Attributable to Controlling Interests	435	461
Preferred share dividends	23	15
Net Income Attributable to Common Shares	412	446

Net Income per Common Share
Basic and diluted	$0.58	$0.63
Dividends Declared per Common Share	$0.48	$0.46
Weighted Average Number of Common Shares (millions)
Basic	708	706
Diluted	708	707

See accompanying notes to the condensed consolidated financial statements.

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Condensed consolidated statement of comprehensive income

	three months ended March 31
(unaudited - millions of Canadian $)	2014	2013

Net Income	489	492
Other Comprehensive Income, Net of Income Taxes
Foreign currency translation gains and losses on net investment in foreign operations	240	111
Change in fair value of net investment hedges	(127)	(49)
Change in fair value of cash flow hedges	31	21
Reclassification to Net Income of gains and losses on cash flow hedges	(62)	(4)
Reclassification to Net Income of actuarial gains and losses and prior service costs on pension and other post-retirement benefit plans	4	6
Other comprehensive loss on equity investments	—	(1)
Other comprehensive income (Note 7)	86	84
Comprehensive Income	575	576
Comprehensive income attributable to non-controlling interests	98	51
Comprehensive Income Attributable to Controlling Interests	477	525
Preferred share dividends	25	15
Comprehensive Income Attributable to Common Shares	452	510

See accompanying notes to the condensed consolidated financial statements.

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Condensed consolidated statement of cash flows

	three months ended March 31
(unaudited - millions of Canadian $)	2014	2013

Cash Generated from Operations
Net income	489	492
Depreciation and amortization	393	367
Deferred income taxes	162	36
Income from equity investments	(135)	(93)
Distributed earnings received from equity investments	170	84
Employee post-retirement benefits funding lower than expense	10	15
Other	13	15
Increase in operating working capital	(123)	(210)
Net cash provided by operations	979	706
Investing Activities
Capital expenditures	(778)	(929)
Equity investments	(89)	(32)
Deferred amounts and other	(23)	(20)
Net cash used in investing activities	(890)	(981)
Financing Activities
Dividends on common and preferred shares	(345)	(315)
Distributions paid to non-controlling interests	(45)	(35)
Notes payable repaid, net	(747)	(829)
Long-term debt issued, net of issue costs	1,364	734
Repayment of long-term debt	(777)	(14)
Common shares issued, net of issue costs	10	32
Preferred shares issued, net of issue costs	440	586
Preferred shares of subsidiary redeemed	(200)	—
Net cash (used in)/provided by financing activities	(300)	159
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	33	8
Decrease in Cash and Cash Equivalents	(178)	(108)
Cash and Cash Equivalents
Beginning of period	927	551
Cash and Cash Equivalents
End of period	749	443

See accompanying notes to the condensed consolidated financial statements.

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Condensed consolidated balance sheet

		March 31	December 31
	(unaudited - millions of Canadian $)	2014	2013

	ASSETS
	Current Assets
	Cash and cash equivalents	749	927
	Accounts receivable	1,517	1,122
	Inventories	236	251
	Other	962	847
		3,464	3,147
Plant, Property and Equipment,	net of accumulated depreciation of $18,349 and $17,851, respectively	38,625	37,606
	Equity Investments	5,800	5,759
	Regulatory Assets	1,705	1,735
	Goodwill	3,842	3,696
	Intangible and Other Assets	2,058	1,955
		55,494	53,898
	LIABILITIES
	Current Liabilities
	Notes payable	1,137	1,842
	Accounts payable and other	2,431	2,155
	Accrued interest	379	388
	Current portion of long-term debt	1,109	973
		5,056	5,358
	Regulatory Liabilities	221	229
	Other Long-Term Liabilities	746	656
	Deferred Income Tax Liabilities	4,808	4,564
	Long-Term Debt	22,997	21,892
	Junior Subordinated Notes	1,105	1,063
		34,933	33,762
	EQUITY
	Common shares, no par value	12,161	12,149
Issued and outstanding:	March 31, 2014 - 708 million shares
	December 31, 2013 - 707 million shares
	Preferred shares	2,255	1,813
	Additional paid-in capital	396	401
	Retained earnings	5,167	5,096
	Accumulated other comprehensive loss (Note 7)	(892)	(934)
	Controlling Interests	19,087	18,525
	Non-controlling interests	1,474	1,611
		20,561	20,136
		55,494	53,898
	Contingencies and Guarantees (Note 10)
	Subsequent Events (Note 11)

See accompanying notes to the condensed consolidated financial statements.

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Condensed consolidated statement of equity

	three months ended March 31
(unaudited - millions of Canadian $)	2014	2013

Common Shares
Balance at beginning of period	12,149	12,069
Shares issued on exercise of stock options	12	37
Balance at end of period	12,161	12,106
Preferred Shares
Balance at beginning of period	1,813	1,224
Shares issued under public offering, net of issue costs	442	586
Balance at end of period	2,255	1,810
Additional Paid-In Capital
Balance at beginning of period	401	379
Exercise of stock options, net of issuances	1	(3)
Redemption of subsidiary's preferred shares	(6)	—
Balance at end of period	396	376
Retained Earnings
Balance at beginning of period	5,096	4,687
Net income attributable to controlling interests	435	461
Common share dividends	(339)	(324)
Preferred share dividends	(25)	(15)
Balance at end of period	5,167	4,809
Accumulated Other Comprehensive Loss
Balance at beginning of period	(934)	(1,448)
Other comprehensive income	42	64
Balance at end of period	(892)	(1,384)
Equity Attributable to Controlling Interests	19,087	17,717
Equity Attributable to Non-Controlling Interests
Balance at beginning of period	1,611	1,425
Net income attributable to non-controlling interests
TC PipeLines, LP	45	19
Preferred share dividends of TCPL	2	6
Portland	7	6
Other comprehensive income attributable to non-controlling interests	44	20
Distributions to non-controlling interests	(51)	(35)
Redemption of subsidiary's preferred shares	(194)	—
Foreign exchange and other	10	3
Balance at end of period	1,474	1,444
Total Equity	20,561	19,161

See accompanying notes to the condensed consolidated financial statements.

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Notes to condensed consolidated financial statements
(unaudited)

1. Basis of presentation

These condensed consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in TransCanada’s annual audited consolidated financial statements for the year ended December 31, 2013. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in TransCanada’s 2013 Annual Report.

These condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect the financial position and results of operations for the respective periods. These condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2013 audited consolidated financial statements included in TransCanada’s 2013 Annual Report. Certain comparative figures have been reclassified to conform with the current period’s presentation.

Earnings for interim periods may not be indicative of results for the fiscal year in the Company’s Natural Gas Pipelines segment due to the timing of regulatory decisions and seasonal fluctuations in short-term throughput volumes on U.S. pipelines.  Earnings for interim periods may also not be indicative of results for the fiscal year in the Company’s Energy segment due to the impact of seasonal weather conditions on customer demand and market pricing in certain of the Company’s investments in electrical power generation plants and non-regulated gas storage facilities.

USE OF ESTIMATES AND JUDGEMENTS
In preparing these financial statements, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these condensed consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the consolidated financial statements for the year ended December 31, 2013, except as described in Note 2, Changes in accounting policies.

2. Changes in accounting policies

CHANGES IN ACCOUNTING POLICIES FOR 2014

Obligations resulting from joint and several liability arrangements
In February 2013, the FASB issued guidance for recognizing, measuring, and disclosing obligations resulting from joint and several liability arrangements when the total amount of the obligation is fixed at the reporting date. Debt arrangements, other contractual obligations, and settled litigation and judicial rulings are examples of these obligations. This new guidance was effective January 1, 2014. There was no material impact on the Company’s consolidated financial statements as a result of applying this new standard.

Foreign currency matters - cumulative translation adjustment
In March 2013, the FASB issued amended guidance related to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business. This new guidance was effective prospectively from January 1, 2014 and will be applied for all applicable transactions after that date.

Unrecognized tax benefit
In July 2013, the FASB issued amended guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This new guidance was effective January 1, 2014. There was no material impact on the Company's consolidated financial statements as a result of applying this new standard.

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3. Segmented information

three months ended March 31	Natural Gas Pipelines		Liquids Pipelines[1]		Energy		Corporate		Total
(unaudited - millions of Canadian $)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Revenues	1,215	1,157	359	271	1,310	824	—	—	2,884	2,252
Income from equity investments	52	40	—	—	83	53	—	—	135	93
Plant operating costs and other	(333)	(318)	(101)	(79)	(333)	(210)	(38)	(34)	(805)	(641)
Commodity purchases resold	—	—	—	—	(706)	(376)	—	—	(706)	(376)
Property taxes	(86)	(78)	(17)	(13)	(20)	(18)	—	—	(123)	(109)
Depreciation and amortization	(262)	(253)	(49)	(37)	(77)	(74)	(5)	(3)	(393)	(367)
Segmented earnings	586	548	192	142	257	199	(43)	(37)	992	852
Interest expense									(274)	(258)
Interest income and other									(8)	13
Income before income taxes									710	607
Income tax expense									(221)	(115)
Net income									489	492
Net income attributable to non-controlling interests									(54)	(31)
Net income attributable to controlling interests									435	461
Preferred share dividends									(23)	(15)
Net income attributable to common shares									412	446

1	Previously Oil Pipelines.

TOTAL ASSETS

(unaudited - millions of Canadian $)	March 31, 2014	December 31, 2013

Natural Gas Pipelines	25,765	25,165
Liquids Pipelines[1]	14,047	13,253
Energy	13,954	13,747
Corporate	1,728	1,733
	55,494	53,898

1	Previously Oil Pipelines.

4. Income taxes

At March 31, 2014, the total unrecognized tax benefit of uncertain tax positions was approximately $24 million (December 31, 2013 - $23 million). TransCanada recognizes interest and penalties related to income tax uncertainties in income tax expense. There is $1 million of interest expense and nil for penalties included in net tax expense for the three months ended March 31, 2014 (March 31, 2013 - $1 million and nil for penalties). At March 31, 2014, the Company had $7 million accrued for interest expense and nil accrued for penalties (December 31, 2013 - $6 million accrued for interest expense and nil for penalties).

The effective tax rates for the three-month periods ended March 31, 2014 and 2013 were 31 per cent and 19 per cent, respectively. The higher effective tax rate in 2014 compared to 2013 was primarily the result of the impact of the 2013 NEB decision (RH-003-2011) and changes in the proportion of income earned between Canadian and foreign jurisdictions in 2014 as well as higher flow-through taxes in 2014 on Canadian regulated pipelines.

5. Long-term debt

In the three months ended March 31, 2014, TransCanada capitalized interest related to capital projects of $79 million (March 31, 2013 - $55 million).

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LONG-TERM DEBT ISSUED

Amount (unaudited - millions of $)	Type	Maturity date	Interest rate	Date issued
US$1,250	Senior unsecured notes	March 1, 2034	4.63%	February 2014

LONG-TERM DEBT RETIRED

Amount (unaudited - millions of Canadian $)	Type	Retirement date	Interest rate
$450	Medium term notes	January 2014	5.65%
$300	Medium term notes	February 2014	5.05%

6. Equity and share capital

PREFERRED SHARE ISSUANCE
In January 2014, TransCanada completed a public offering of 18 million Series 9 cumulative redeemable first preferred shares at $25 per share resulting in gross proceeds of $450 million. The holders of the Series 9 preferred shares are entitled to receive fixed cumulative dividends at an annual rate of $1.0625 per share, payable quarterly. The dividend rate will reset on October 30, 2019 and every five years thereafter to a yield per annum equal to the sum of the then five-year Government of Canada bond yield and 2.35 per cent. The preferred shares are redeemable by TransCanada on or after October 30, 2019 and on October 30 of every fifth year thereafter at a price of $25 per share plus accrued and unpaid dividends.

The Series 9 preferred shareholders will have the right to convert their shares into Series 10 cumulative redeemable first preferred shares on October 30, 2019 and on October 30 of every fifth year thereafter. The holders of Series 10 preferred shares will be entitled to receive quarterly floating rate cumulative dividends at a yield per annum equal to the sum of the then 90-day Government of Canada treasury bill rate and 2.35 per cent.

PREFERRED SHARE REDEMPTION
On March 5, 2014, TCPL redeemed all of the four million outstanding 5.60 per cent cumulative redeemable first preferred shares Series Y at a price of $50 per share plus $0.2455 representing accrued and unpaid dividends to the redemption date.

7. Other comprehensive income/(loss) and accumulated other comprehensive loss

Components of other comprehensive income including non-controlling interests and the related tax effects are as follows:

three months ended March 31, 2014	Before tax	Income tax recovery/	Net of tax
(unaudited - millions of Canadian $)	amount	(expense)	amount

Foreign currency translation gains and losses on net investment in foreign operations	191	49	240
Change in fair value of net investment hedges	(171)	44	(127)
Change in fair value of cash flow hedges	51	(20)	31
Reclassification to net income of gains and losses on cash flow hedges	(103)	41	(62)
Reclassification to net income of actuarial gains and losses and prior service costs on pension and other post-retirement benefit plans	6	(2)	4
Other comprehensive (loss)/income	(26)	112	86

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three months ended March 31, 2013	Before tax	Income tax recovery/	Net of tax
(unaudited - millions of Canadian $)	amount	(expense)	amount

Foreign currency translation gains and losses on net investment in foreign operations	77	34	111
Change in fair value of net investment hedges	(66)	17	(49)
Change in fair value of cash flow hedges	38	(17)	21
Reclassification to net income of gains and losses on cash flow hedges	(7)	3	(4)
Reclassification to net income of actuarial gains and losses and prior service costs on pension and other post-retirement benefit plans	10	(4)	6
Other comprehensive loss on equity investments	(1)	—	(1)
Other comprehensive income	51	33	84

The changes in accumulated other comprehensive loss by component are as follows:

three months ended March 31, 2014	Currency translation	Cash flow	Pension and OPEB plan	Equity
(unaudited - millions of Canadian $)	adjustments	hedges	adjustments	Investments	Total[1]

AOCI balance at January 1, 2014	(629)	(4)	(197)	(104)	(934)
Other comprehensive income before reclassifications[2]	69	31	—	—	100
Amounts reclassified from accumulated other comprehensive loss[3]	—	(62)	4	—	(58)
Net current period other comprehensive income/(loss)	69	(31)	4	—	42
AOCI balance at March 31, 2014	(560)	(35)	(193)	(104)	(892)

1	All amounts are net of tax. Amounts in parentheses indicate losses recorded to OCI.

2	Other comprehensive income before reclassifications on currency translation adjustments is net of non-controlling interest gains of $44 million.

3
Losses related to cash flow hedges reported in AOCI and expected to be reclassified to net income in the next 12 months are estimated to be $34 million ($21 million, net of tax) at March 31, 2014. These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

Details about reclassifications out of accumulated other comprehensive loss are as follows:

three months ended March 31, 2014	Amounts reclassified from accumulated other	Affected line item in the condensed consolidated
(unaudited - millions of Canadian $)	comprehensive loss[1]	statement of income

Cash flow hedges
Power	108	Revenue (Energy)
Interest	(5)	Interest expense
	103	Total before tax
	(41)	Income tax expense
	62	Net of tax
Pension and other post-retirement plan adjustments
Amortization of actuarial loss and past service cost [2]	(6)	Total before tax
	2	Income tax expense
	(4)	Net of tax

1	All amounts in parentheses indicate expenses to the condensed consolidated statement of income.

2	These accumulated other comprehensive loss components are included in the computation of net benefit cost. Refer to Note 8 for additional detail.

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8. Employee post-retirement benefits

The net benefit cost recognized for the Company’s defined benefit pension plans and other post-retirement benefit plans is as follows:

	three months ended March 31
	Pension benefit plans		Other post-retirement benefit plans
(unaudited - millions of Canadian $)	2014	2013	2014	2013

Service cost	22	19	1	1
Interest cost	28	24	2	2
Expected return on plan assets	(35)	(29)	—	—
Amortization of actuarial loss	5	9	1	1
Amortization of regulatory asset	5	7	—	—
Net benefit cost recognized	25	30	4	4

9. Risk Management and Financial Instruments

RISK MANAGEMENT OVERVIEW
TransCanada has exposure to counterparty credit risk and market risk, and has strategies, policies and limits in place to manage the impact of these risks on earnings, cash flow and, ultimately, shareholder value.

COUNTERPARTY CREDIT RISK
TransCanada’s maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted of accounts receivable, portfolio investments recorded at fair value, the fair value of derivative assets and notes, and loans and advances receivable. The majority of counterparty credit exposure is with counterparties that are investment grade or the exposure is supported by financial assurances provided by investment grade parties. The Company regularly reviews its accounts receivable and records an allowance for doubtful accounts as necessary using the specific identification method. At March 31, 2014, there were no significant amounts past due or impaired, and there were no significant credit losses during the period.

At March 31, 2014, the Company had a credit risk concentration of $220 million (December 31, 2013 - $240 million) due from one counterparty. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty’s investment grade parent company.

NET INVESTMENT IN FOREIGN OPERATIONS
The Company hedges its net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, foreign exchange forward contracts and foreign exchange options.

U.S. dollar-denominated debt designated as a net investment hedge

(unaudited - millions of Canadian $)	March 31, 2014	December 31, 2013

Carrying value	16,200 (US 14,600)	14,200 (US 13,400)
Fair value	18,500 (US 16,700)	16,000 (US 15,000)

Derivatives designated as a net investment hedge

	March 31, 2014		December 31, 2013
(unaudited - millions of Canadian $)	Fair Value[1]	Notional or principal amount	Fair value[1]	Notional or principal amount

Asset/(liability)
U.S. dollar cross-currency interest rate swaps
(maturing 2014 to 2019)[2]	(326)	US 3,550	(201)	US 3,800
U.S. dollar foreign exchange forward contracts
(maturing 2014)	(17)	US 1,000	(11)	US 850
	(343)	US 4,550	(212)	US 4,650

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1	Fair values equal carrying values.

2
Net income in the three months ended March 31, 2014 included net realized gains of $6 million (2013 - gains of $7 million) related to the interest component of cross-currency swap settlements and are included in interest expense.

The balance sheet classification of the fair value of derivatives used to hedge the Company's net investment in foreign operations is as follows:

(unaudited - millions of Canadian $)	March 31, 2014	December 31, 2013

Other current assets	5	5
Intangible and other assets	1	—
Accounts payable and other	(93)	(50)
Other long-term liabilities	(256)	(167)
	(343)	(212)

FINANCIAL INSTRUMENTS

Non-derivative financial instruments

Fair value of non-derivative financial instruments
The fair value of the Company's notes receivables is calculated by discounting future payments of interest and principal using forward interest rates. The fair value of long-term debt is estimated using an income approach based on quoted market prices for the same or similar debt instruments from external data service providers. The fair value of available for sale assets has been calculated using quoted market prices where available. Credit risk has been taken into consideration when calculating the fair value of non-derivative instruments.

Certain non-derivative financial instruments included in cash and cash equivalents, accounts receivable, intangible and other assets, notes payable, accounts payable and other, accrued interest and other long-term liabilities have carrying amounts that equal their fair value due to the nature of the item or the short time to maturity and would be classified in Level II of the fair value hierarchy.

Balance sheet presentation of non-derivative financial instruments
The following table details the fair value of the non-derivative financial instruments, excluding those where carrying amounts equal fair value, and would be classified in Level II of the fair value hierarchy:

	March 31, 2014		December 31, 2013
(unaudited - millions of Canadian $)	Carrying amount[1]	Fair value	Carrying amount[1]	Fair value

Notes receivable and other[1]	199	246	226	269
Available for sale assets[2]	45	45	47	47
Current and long-term debt[3,4]	(24,106)	(28,239)	(22,865)	(26,134)
Junior subordinated notes	(1,105)	(1,144)	(1,063)	(1,093)
	(24,967)	(29,092)	(23,655)	(26,911)

1	Notes receivable are included in other current assets and intangible and other assets on the condensed consolidated balance sheet.

2	Available for sale assets are included in intangible and other assets on the condensed consolidated balance sheet.

3	Long-term debt is recorded at amortized cost, except for US$300 million (December 31, 2013 - US$200 million) that is attributed to hedged risk and recorded at fair value.

4
Consolidated net income for the three months ended March 31, 2014 included losses of $6 million (2013 - losses of $10 million) for fair value adjustments attributable to the hedged interest rate risk associated with interest rate swap fair value hedging relationships on US$300 million of long-term debt at March 31, 2014 (December 31, 2013 - US$200 million). There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.

Derivative instruments

Fair value of derivative instruments
The fair value of foreign exchange and interest rate derivatives has been calculated using the income approach which uses current market rates and applies a discounted cash flow valuation model. The fair value of power and natural gas derivatives and available for sale assets has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. Credit risk has been taken into consideration when calculating the fair value of derivative instruments.

Where possible, derivative instruments are designated as hedges, but in some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment and are

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accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.

Balance sheet presentation of derivative instruments
The balance sheet classification of the fair value of the derivative instruments is as follows:

(unaudited - millions of Canadian $)	March 31, 2014	December 31, 2013

Other current assets	364	395
Intangible and other assets	100	112
Accounts payable and other	(434)	(357)
Other long-term liabilities	(341)	(255)
	(311)	(105)

2014 derivative instruments summary
The following summary does not include hedges of our net investment in foreign operations.

(unaudited - millions of Canadian $ unless noted otherwise)	Power	Natural gas	Foreign exchange	Interest

Derivative instruments held for trading[1]
Fair values[2,3]
Assets	$288	$67	$—	$7
Liabilities	($303)	($73)	($12)	($7)
Notional values[3]
Volumes[4]
Purchases	39,687	110	—	—
Sales	38,719	60	—	—
Canadian dollars	—	—	—	—
U.S. dollars	—	—	US 985	US 100
Net unrealized gains/(losses) in the period[5]
three months ended March 31, 2014	$9	($7)	($2)	$—
Net realized (losses)/gains in the period[5]
three months ended March 31, 2014	($28)	$50	($17)	$—
Maturity dates[3]	2014-2018	2014-2016	2014	2016
Derivative instruments in hedging relationships[6,7]
Fair values[2,3]
Assets	$90	$—	$—	$6
Liabilities	($30)	$—	$—	($1)
Notional values[3]
Volumes[4]
Purchases	8,887	—	—	—
Sales	6,299	—	—	—
U.S. dollars	—	—	—	US 450
Net realized gains in the period[5]
three months ended March 31, 2014	$192	$—	$—	$1
Maturity dates[3]	2014-2018	—	—	2015-2018

1
All derivative instruments held for trading have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

2	Fair values equal carrying values.

3	As at March 31, 2014.

4	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.

5
Realized and unrealized gains and losses on held for trading derivative instruments used to purchase and sell power and natural gas are included net in revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in interest expense and interest income and other, respectively. The effective portion of the change in fair value of derivative instruments in hedging relationships is initially recognized in OCI and reclassified to revenues, interest expense and interest income and other, as appropriate, as the original hedged item settles.

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6
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $6 million and a notional amount of US$300 million as at March 31, 2014. For the three months ended March 31, 2014, net realized gains on fair value hedges were $1 million and were included in interest expense. For the three months ended March 31, 2014, the Company did not record any amounts in net income related to ineffectiveness for fair value hedges.

7
For the three months ended March 31, 2014, there were no gains or losses included in net income for discontinued cash flow hedges where it was probable that the anticipated transaction would not occur.

2013 derivative instruments summary
The following summary does not include hedges of our net investment in foreign operations.

(unaudited – millions of Canadian $ unless noted otherwise)	Power	Natural gas	Foreign exchange	Interest

Derivative instruments held for trading[1]
Fair values[2,3]
Assets	$265	$73	$—	$8
Liabilities	($280)	($72)	($12)	($7)
Notional values[3]
Volumes[4]
Purchases	29,301	88	—	—
Sales	28,534	60	—	—
Canadian dollars	—	—	—	400
U.S. dollars	—	—	US 1,015	US 100
Net unrealized (losses)/gains in the period[5]
three months ended March 31, 2013	($8)	$9	($6)	$—
Net realized losses in the period[5]
three months ended March 31, 2013	($7)	($2)	($1)	$—
Maturity dates[3]	2014-2017	2014-2016	2014	2014-2016
Derivative instruments in hedging relationships [6,7]
Fair values[2,3]
Assets	$150	$—	$—	$6
Liabilities	($22)	$—	($1)	($1)
Notional values[3]
Volumes[4]
Purchases	9,758	—	—	—
Sales	6,906	—	—	—
U.S. dollars	—	—	US 16	US 350
Net realized gains in the period[5]
three months ended March 31, 2013	$73	$—	$—	$2
Maturity dates[3]	2014-2018	—	2014	2015-2018

1
All derivative instruments held for trading have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

2	Fair values equal carrying values.

3	As at December 31, 2013.

4	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.

5
Realized and unrealized gains and losses on held for trading derivative instruments used to purchase and sell power and natural gas are included net in revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in interest expense and interest income and other, respectively. The effective portion of change in fair value of derivative instruments in hedging relationships is initially recognized in OCI and reclassified to revenues, interest expense and interest income and other, as appropriate, as the original hedged item settles.

6
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $5 million and a notional amount of US$200 million as at December 31, 2013. Net realized gains on fair value hedges for the three months ended March 31, 2013 were $2 million and were included in Interest expense. In the three months ended March 31, 2013, the Company did not record any amounts in net income related to ineffectiveness for fair value hedges.

7
For the three months ended March 31, 2013, there were no gains or losses included in net income for discontinued cash flow hedges where it was probable that the anticipated transaction would not occur.

TRANSCANADA [42
FIRST QUARTER REPORT 2014

Derivatives in cash flow hedging relationships
The components of OCI (Note 7) related to derivatives in cash flow hedging relationships are as follows:

	three months ended March 31
(unaudited - millions of Canadian $, pre-tax)	2014	2013

Change in fair value of derivative instruments recognized in OCI (effective portion)[1]
Power	41	36
Foreign exchange	10	2
	51	38
Reclassification of (losses)/gains on derivative instruments from AOCI to net income (effective portion)[1]
Power[2]	(108)	(11)
Interest	5	4
	(103)	(7)
Losses on derivative instruments recognized in net income (ineffective portion)
Power	(13)	(5)
	(13)	(5)

1	No amounts have been excluded from the assessment of hedge effectiveness. Amounts in parentheses indicate losses recorded to OCI.

2	Reported within Energy revenues on the condensed consolidated statement of income.

Offsetting of derivative instruments
The Company enters into derivative contracts with the right to offset in the normal course of business as well as in the event of default. TransCanada has no master netting agreements, however, similar contracts are entered into containing rights of offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis in the balance sheet. The following table shows the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at March 31, 2014	Gross derivative instruments	Amounts available
(unaudited - millions of Canadian $)	presented on the balance sheet	for offset[1]	Net amounts

Derivative - Asset
Power	378	(261)	117
Natural gas	67	(51)	16
Foreign exchange	6	(9)	(3)
Interest	13	—	13
Total	464	(321)	143
Derivative - Liability
Power	(333)	261	(72)
Natural gas	(73)	51	(22)
Foreign exchange	(361)	9	(352)
Interest	(8)	—	(8)
Total	(775)	321	(454)

1	Amounts available for offset do not include cash collateral pledged or received.

With respect to all financial arrangements, including the derivative instruments presented above, as at March 31, 2014, the Company had provided cash collateral of $78 million and letters of credit of $41 million to its counterparties. The Company held $2 million in cash collateral and $29 million in letters of credit on asset exposures at March 31, 2014.

TRANSCANADA [43
FIRST QUARTER REPORT 2014

The following table shows the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis as at December 31, 2013:

at December 31, 2013	Gross derivative instruments	Amounts available
(unaudited - millions of Canadian $)	presented on the balance sheet	for offset[1]	Net amounts

Derivative - Asset
Power	415	(277)	138
Natural gas	73	(61)	12
Foreign exchange	5	(5)	—
Interest	14	(2)	12
Total	507	(345)	162
Derivative - Liability
Power	(302)	277	(25)
Natural gas	(72)	61	(11)
Foreign exchange	(230)	5	(225)
Interest	(8)	2	(6)
Total	(612)	345	(267)

1	Amounts available for offset do not include cash collateral pledged or received.

With respect to all financial arrangements, including the derivative instruments presented above as at December 31, 2013, the Company had provided cash collateral of $67 million and letters of credit of $85 million to its counterparties. The Company held $11 million in cash collateral and $32 million in letters of credit on asset exposures at December 31, 2013.

Credit risk related contingent features of derivative instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade.

Based on contracts in place and market prices at March 31, 2014, the aggregate fair value of all derivative instruments with credit risk related contingent features that were in a net liability position was $19 million (December 31, 2013 - $16 million), for which the Company had provided collateral in the normal course of business of nil (December 31, 2013 - nil). If the credit risk related contingent features in these agreements were triggered on March 31, 2014, the Company would have been required to provide collateral of $19 million (December 31, 2013 - $16 million) to its counterparties. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.

The Company feels it has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet these contingent obligations should they arise.

TRANSCANADA [44
FIRST QUARTER REPORT 2014

FAIR VALUE HIERARCHY
The Company’s assets and liabilities recorded at fair value have been classified into three categories based on the fair value hierarchy.

Levels	How fair value has been determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.
Level II
Valuation based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly.

Inputs include published exchange rates, interest rates, interest rate swap curves, yield curves and broker quotes from external data service providers.

This category includes interest rate and foreign exchange derivative assets and liabilities where fair value is determined using the income approach and power and natural gas commodity derivatives where fair value is determined using the market approach.

Transfers between Level I and Level II would occur when there is a change in market circumstances.

Level III
Valuation of assets and liabilities measured on a recurring basis using a market approach based on inputs that are unobservable and significant to the overall fair value measurement. This category includes long-dated commodity transactions in certain markets where liquidity is low. Long-term electricity prices are estimated using a third-party modeling tool which takes into account physical operating characteristics of generation facilities in the markets in which we operate.

Model inputs include market fundamentals such as fuel prices, power supply additions and retirements, power demand, seasonal hydro conditions and transmission constraints. Long-term North American natural gas prices are based on a view of future natural gas supply and demand, as well as exploration and development costs. Significant decreases in fuel prices or demand for electricity or natural gas, or increases in the supply of electricity or natural gas is expected to or may result in a lower fair value measurement of contracts included in Level III.

Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable. As contracts near maturity and observable market data becomes available, they are transferred out of Level III and into Level II.

The fair value of the Company’s assets and liabilities measured on a recurring basis, including both current and non-current portions for 2014, are categorized as follows:

at March 31, 2014	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
(unaudited - millions of Canadian $, pre-tax)	(Level I)[1]	(Level II)[1]	(Level III)[1]	Total

Derivative instrument assets:
Power commodity contracts	—	374	4	378
Natural gas commodity contracts	48	19	—	67
Foreign exchange contracts	—	6	—	6
Interest rate contracts	—	13	—	13
Derivative instrument liabilities:
Power commodity contracts	—	(330)	(3)	(333)
Natural gas commodity contracts	(46)	(27)	—	(73)
Foreign exchange contracts	—	(361)	—	(361)
Interest rate contracts	—	(8)	—	(8)
Non-derivative financial instruments:
Available for sale assets	—	45	—	45
	2	(269)	1	(266)

1	There were no transfers from Level I to Level II or from Level II to Level III for the three months ended March 31, 2014.

TRANSCANADA [45
FIRST QUARTER REPORT 2014

The fair value of the Company’s assets and liabilities measured on a recurring basis, including both current and non-current portions for 2013, are categorized as follows:

at December 31, 2013	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
(unaudited - millions of Canadian $, pre-tax)	(Level I)[1]	(Level II)[1]	(Level III)[1]	Total

Derivative instrument assets:
Power commodity contracts	—	411	4	415
Natural gas commodity contracts	48	25	—	73
Foreign exchange contracts	—	5	—	5
Interest rate contracts	—	14	—	14
Derivative instrument liabilities:
Power commodity contracts	—	(299)	(3)	(302)
Natural gas commodity contracts	(50)	(22)	—	(72)
Foreign exchange contracts	—	(230)	—	(230)
Interest rate contracts	—	(8)	—	(8)
Non-derivative financial instruments:
Available for sale assets	—	47	—	47
	(2)	(57)	1	(58)

1	There were no transfers from Level I to Level II or from Level II to Level III for the year ended December 31, 2013.

The following table presents the net change in fair value of derivative assets and liabilities classified as Level III of the fair value hierarchy:

	Derivatives[1]
	three months ended March 31
(unaudited - millions of Canadian $, pre-tax)	2014	2013

Balance at beginning of period	1	(2)
Total gains included in OCI	—	3
Balance at end of period	1	1

1	Energy revenues include unrealized gains or losses attributed to derivatives in the Level III category that were still held at March 31, 2014 of nil (2013 - nil).

A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in a $2 million decrease or increase, respectively, in the fair value of outstanding derivative instruments included in Level III as at March 31, 2014.

10. Contingencies and guarantees

TransCanada and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business.  While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the Company’s consolidated financial position or results of operations.

GUARANTEES
TransCanada and its joint venture partner on Bruce Power, BPC Generation Infrastructure Trust (BPC), have each severally guaranteed certain contingent financial obligations of Bruce B related to a lease agreement and contractor and supplier services. In addition, TransCanada and BPC have each severally guaranteed one-half of certain contingent financial obligations of Bruce A related to a sublease agreement and certain other financial obligations. The Company’s exposure under certain of these guarantees is unlimited.

In addition to the guarantees for Bruce Power, the Company and its partners in certain other jointly owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities related primarily to delivery of natural gas, PPA payments and the payment of liabilities. For certain of these entities, any payments made by TransCanada under these guarantees in excess of its ownership interest are to be reimbursed by its partners.

TRANSCANADA [46
FIRST QUARTER REPORT 2014

The carrying value of these guarantees has been included in other long-term liabilities. Information regarding the Company’s guarantees is as follows:

		at March 31, 2014		at December 31, 2013
(unaudited - millions of Canadian $)	Term	Potential Exposure[1]	Carrying Value	Potential Exposure[1]	Carrying Value

Bruce Power	ranging to 2019[2]	708	8	740	8
Other jointly owned entities	ranging to 2040	62	10	51	10
		770	18	791	18

1	TransCanada’s share of the potential estimated current or contingent exposure.

2	Except for one guarantee with no termination date.

11. Subsequent events

CANCARB ASSET SALE
As previously announced, on January 20, 2014, TransCanada reached an agreement to sell Cancarb Limited and its related power generation facility. On April 15, 2014, the sale was completed for aggregate gross proceeds of $190 million, subject to post-closing adjustments. TransCanada expects to realize a gain on the sale of approximately $95 million, net of tax, in second quarter 2014. These assets are classified as assets held for sale and presented in other current assets and accounts payable and other in the condensed consolidated balance sheet as at March 31, 2014.

NATURAL GAS STORAGE
Effective April 30, 2014, TransCanada terminated a 38 Bcf long-term natural gas storage contract in Alberta with Niska Gas Storage. The contract contained provisions allowing for possible early termination. In consideration for this termination, TransCanada expects to record an after-tax charge of approximately $33 million in second quarter 2014. TransCanada has re-contracted for new natural gas storage services in Alberta with Niska Gas Storage starting May 1, 2014 for a six year period and a reduced average volume.